Exhibit 99.2

QMMM Announces Closing of $8 Million Public Offering of Ordinary Shares

Hong Kong, Jun 23, 2025 (PRNEWSWIRE) – QMMM Holdings Limited (NASDAQ: QMMM) (the “Company” or “QMMM”), a digital media advertising, virtual avatar & virtual apparel technology service provider in Hong Kong, today announced the closing of its best efforts public offering of 40,000,000 ordinary shares at a public offering price of $0.20 per ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be $8 million.

Pacific Century Securities LLC and Revere Securities LLC acted as co-placement agents in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-287066) (the “Registration Statement”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2025. The Form F-1 was declared effective on June 20, 2025. The final prospectus was filed on June 20, 2025.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About QMMM Holdings Limited

QMMM Holdings Limited (the “Company”) is an award-winning digital advertising and marketing production services company. Through its operating subsidiaries ManyMany Creations Limited and Quantum Matrix Limited in Hong Kong, the Company has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. The Company has worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, the Company continues to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. The clients of the Company include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

QMMM Holdings Limited

Unit 1301, Block C,

Sea View Estate,

8 Watson Road,

Tin Hau, Hong Kong

Phone: +852 3549 6889

Email: info@qmmm.io